October 3, 2018

L. Kevin Stout
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

       Re: Landstar System, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2017
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Supplemental response dated September 7, 2018
           File No. 000-21238

Dear Mr. Stout:

       We have reviewed your September 7, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our August 8,
2018 letter.

Form 10-Q for the Quarterly Period Ended June 30,2018

Note 12. Recent Accounting Pronouncements, page 16

1. We have reviewed your response to our prior comment 1, including the proposed revisions regarding the nature of your transportation services. Please also revise to include payment terms similar to that provided in your response.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 L. Kevin Stout
Landstar System, Inc.
October 3, 2018
Page 2

       You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 with any questions.



FirstName LastNameL. Kevin Stout                         Sincerely,
Comapany NameLandstar System, Inc.
                                                         Division of
Corporation Finance
October 3, 2018 Page 2                                   Office of
Transportation and Leisure
FirstName LastName